[redacted]

08054288

Manually executed

SEC Mail Processing Section

JUN 2 6 2008

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

PROCESSED
JUL 0 2 2008
THOMSON REUTERS

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN
One Time Warner Center
North Tower
New York, New York 10019

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

Exhibit Index is on page 22

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TWC Savings Plan
Years Ended December 31, 2007 and 2006
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Charlotte, North Carolina
June 20, 2008

TWC Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
	(In Thousands)	
Investment in Time Warner Defined Contribution Plans Master Trust, at fair value	**$ 1,142,895**	$ 1,054,553
Contributions receivable:		
Employer	**1,132**	1,045
Participants	**1,977**	1,772
Loans to participants	**47,094**	41,707
Other assets	**93**	72
Net assets available for benefits, at fair value	**1,193,191**	1,099,149
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	**(882)**	1,120
Net assets available for benefits	**$ 1,192,309**	$ 1,100,269

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2007	2006
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 1,100,269**	$ 790,128
Changes in net assets		
Net investment gain from Time Warner Defined Contribution Plans Master Trust	**12,866**	136,365
Contributions:		
Employer	**58,769**	48,158
Participant, including rollovers	**114,360**	195,016
Interest income	**3,408**	2,122
Participant withdrawals	**(106,834)**	(69,106)
Administrative expenses	**(3,190)**	(2,414)
Other income	**12,661**	–
Net change	**92,040**	310,141
Net assets available for benefits at end of year	**$ 1,192,309**	$1,100,269

See accompanying notes.

1. Description of the Plan

The following is an abbreviated description of the TWC Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner Cable Inc. ("TWCI") and certain of its subsidiaries and affiliates (collectively, the "Employing Companies"). Generally, employees eligible to participate in the Plan are non-union and certain union employees with a minimum of three continuous months of employment. Participants in the Plan begin to receive Employing Company matching contributions ("Matching Contributions") upon working not less than 1,000 hours during the 12-consecutive month period following the participant's employment commencement date; otherwise, after the first calendar year in which a participant works not less than 1,000 hours. The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"), which is maintained for collective investment of the assets of two qualified defined contribution plans sponsored by Time Warner Inc. ("Time Warner") or its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. The Investment Funds consist of four asset allocation funds, nine core actively managed funds, four core index funds and a mutual fund window (a self-directed brokerage account). Participant contributions, Matching Contributions and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant's eligible compensation (including overtime, shift differentials and commissions, excluding bonuses and incentive compensation), up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code").

Matching Contributions equal 66.67% of up to the first 10% of a participant's eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions").

1. Description of the Plan (continued)

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

Participant contributions, Rollovers, and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows:

Employing Company Contributions and Earnings Thereon	
Years or Periods of Service	**Vested Percentage**
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2007 and 2006 were $1.2 million and $1.1 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2007 and 2006 was $1.7 million and $1.2 million, respectively, and is reflected in the Statements of Net Assets Available for Benefits.

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts and periodically transfer account balances among Investment Funds offered under the Plan. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual Investment Funds and the participant loan fund.

1. Description of the Plan (continued)

Loans may be for a period of up to five years or, if for the purchase of a primary residence, 10 years. Interest rates for loans originating under the Plan are fixed at the time of the loan at the prime rate plus 1%, as reported in the Wall Street Journal on the first day of the quarter in which the loan is requested. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested. In 2007, the trustee evaluated and completed a process to correct loans that had been made to participants and initiated at interest rates other than the prime rate plus 1%. The resolution of this matter did not have a material effect on the financial statements of the Plan. Interest rates on outstanding participant loans ranged from 4.25% to 10.50% and from 4.25% to 11.00% as of December 31, 2007 and 2006, respectively.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for the benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

TWCI reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan Administrator is a committee (the "Administrative Committee") appointed by the board of directors of TWCI. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On July 31, 2006, Time Warner NY Cable LLC ("TW NY"), a subsidiary of TWCI, and Comcast Corporation (together with its subsidiaries, "Comcast") completed their respective acquisitions of assets comprising in the aggregate substantially all the cable assets of Adelphia Communications Corporation ("Adelphia") (the "Adelphia Acquisition"). Additionally, on July 31, 2006, immediately before the closing of the Adelphia Acquisition, Comcast's interests in TWCI and Time Warner Entertainment Company, L.P. ("TWE") were redeemed (the "Redemptions"). Following the Redemptions and the Adelphia Acquisition, on July 31, 2006, TW NY and Comcast swapped certain cable systems, most of which were acquired from Adelphia, in order to enhance TWCI's and Comcast's respective geographic clusters of subscribers (the "Exchange" and, together with the Adelphia Acquisition and the Redemptions,

1. Description of the Plan (continued)

the "Transactions"). As a result, the employees of Comcast and Adelphia whose employment was transferred to the Employing Companies became eligible to participate in the Plan effective August 1, 2006. Their prior service with Adelphia or Comcast, as applicable, was credited toward eligibility and vesting under the Plan. In addition, these employees were given the opportunity to rollover into the Plan their vested account balances, as applicable, in the Adelphia Communications Corporation 401(k) Plan (the "Adelphia Plan") and the Comcast Corporation Retirement-Investment Plan (the "Comcast Plan"), along with outstanding loan balances in good standing in such plans. As a result, account balances from the Adelphia Plan and the Comcast Plan having an aggregate value of approximately $67 million and $27 million, respectively, including loan balances of approximately $5 million and $3 million, respectively, were transferred into the Plan during the period from August 31, 2006 through December 31, 2006. The employees of the Employing Companies who either terminated employment or were transferred to Comcast as a result of the Transactions were treated as terminated employees under the terms of the Plan. Although their account balances in the Plan were not automatically transferred out of the Plan as part of the Transactions, Comcast offered these employees the opportunity to rollover their vested account balances into the Comcast Plan. As a result, account balances having an aggregate value of approximately $9 million were transferred out of the Plan and into the Comcast Plan during 2006 in connection with the Transactions.

On January 1, 2007, Texas and Kansas City Cable Partners, L.P. ("TKCCP"), a joint venture between a subsidiary of TWCI and Comcast, distributed its assets to its partners. In this distribution, TWCI and certain of its subsidiaries received certain cable systems located in Kansas City, south and west Texas and New Mexico (the "Kansas City Pool") and Comcast received certain cable systems located in Houston, Texas (the "Houston Pool"). Employees in the Kansas City Pool continue to be eligible to participate in the Plan pursuant to the terms of the Plan. Account balances of the employees in the Houston Pool were not transferred out of the Plan as part of this transaction. Employees in the Houston Pool were treated as terminated employees under the terms of the Plan and their account balances were fully vested effective January 1, 2007.

In the summer of 2005, Time Warner reached a settlement to resolve shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner and the court granted final approval of the settlement on April 6, 2006. The Plan received $12.7 million from the initial distribution in 2007 of the settlement funds. In December 2007, individual allocations to eligible participant accounts were made, as applicable. The amount allocated to each eligible participant's account was calculated by the third-party settlement administrator according to the court-approved plan of allocation. The administration of the settlement is ongoing and any future amounts will be calculated and allocated in a similar manner.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on an accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by TWCI.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2006 amounts have been reclassified to conform to the current year presentation of the allocation of administrative expenses.

As described in Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and Statement of Position 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the "FSP"), fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The FSP has no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 establishes the authoritative definition of fair value, sets out a framework for measuring fair value and expands the required disclosures about fair value measurement. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan's management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan's financial statements.

3. Investments

The assets of the Plan are primarily held in the Master Trust.

The net assets available to participating plans in the Master Trust are summarized below:

	December 31, 2007	December 31, 2006
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	**$ 1,453,120**	$ 1,167,719
Time Warner common stock	**575,588**	811,972
Other domestic common stocks	**974,208**	941,001
Foreign common stocks	**82,781**	100,184
Preferred stocks	**1,888**	1,019
Synthetic investment contracts	**696,704**	658,561
Mutual funds	**1,198,861**	1,164,491
U.S. government and agency securities	**237,823**	194,478
Bonds, notes and debentures	**178,829**	170,839
Cash, cash equivalents, temporary and other investments	**113,722**	99,672
Total investments, at fair value	**5,513,524**	5,309,936
Accrued investment income and other assets	**19,493**	52,781
Total assets	**5,533,017**	5,362,717
Total liabilities	**114,421**	188,350
Net assets available to participating plans, at fair value	**5,418,596**	5,174,367
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(4,182)**	5,495
Net assets available to participating plans	**$ 5,414,414**	$ 5,179,862

3. Investments (continued)

During the years ended December 31, 2007 and 2006, net investment gain of the Master Trust was as follows:

	Year Ended December 31,	
	2007	**2006**
	(In Thousands)	
Investment income, net of fees	**$ 173,256**	$ 121,991
Net realized and unrealized appreciation/(depreciation) in fair value of investments:		
Commingled trust funds	**120,465**	177,224
Time Warner common stock	**(185,381)**	162,653
Other domestic common stocks	**128,355**	106,356
Foreign common stocks	**–**	(5)
Preferred stocks	**50**	18
Mutual funds	**(71,385)**	98,442
U.S. government and agency securities	**3,430**	(813)
Bonds, notes and debentures	**(5,215)**	1,396
Cash, cash equivalents, temporary and other investments	**(1,383)**	550
Total net realized and unrealized (depreciation)/appreciation	**(11,064)**	545,821
Total net investment gain	**$ 162,192**	$ 667,812

The beneficial interests of the Plan in the Master Trust at December 31, 2007 and 2006 were 21.09% and 20.38%, respectively. Each participating plan's interest in the Master Trust's investments is based on the account balances of the plan's participants and their elected investment fund options. However, each participating plan's beneficial interest in the underlying investment fund options does not vary significantly from each participating plan's beneficial interest in the total net assets of the Master Trust.

The Master Trust invests in a variety of investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investments (continued)

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts.

The Capital Preservation Fund includes benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. The fair value of these synthetic investment contracts is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgage-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a wrapper) which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. The fair value of the securities underlying the synthetic investment contracts in the Master Trust was $696.7 million and $658.6 million as of December 31, 2007 and 2006, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

The Capital Preservation Fund and the wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing, or similar program.

3. Investments (continued)

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable.

A wrapper issuer may terminate a wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrapper contract in place through another wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

The synthetic investment contracts in the Master Trust as of December 31, 2007 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
		(In Thousands)		
AIG Financial Products Corp.	AA	$ 174,176	$ –	$ (1,046)
Natixis Financial Products Inc.	AA	174,176	–	(1,046)
Rabobank International	AAA	174,176	–	(1,045)
State Street Bank	AA	174,176	–	(1,045)
All contracts in portfolio		$ 696,704	$ –	$ (4,182)

The synthetic investment contracts in the Master Trust as of December 31, 2006 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
		(In Thousands)		
AIG Financial Products Corp.	AA	$164,647	$ –	$ 1,374
CDC Financial Products	AA	164,647	–	1,374
JP Morgan Chase Bank	AAA	164,647	(26)	1,374
UBS AG	AA+	164,646	–	1,373
All contracts in portfolio		$658,587	$ (26)	$ 5,495

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily and was 4.9% and 4.6% at December 31, 2007 and 2006, respectively. The average annualized yield of the Capital Preservation Fund was 4.9% and 4.5% for the years ended December 31, 2007 and 2006, respectively. The contract value spot yield was 4.9% and 4.6% at December 31, 2007 and 2006, respectively. The market value spot yield was 5.0% at both December 31, 2007 and 2006. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Master Trust year divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Master Trust year divided by the fair value of the Capital Preservation Fund's assets on the same date.

Certain investment managers retained by the Master Trust are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity is reported in the Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Master Trust include foreign currency contracts, swaps, futures and options. At December 31, 2007 and 2006, the Master Trust held less than 1% of the total market value of its investments in derivatives.

4. Transaction with Parties-in-Interest

Under the terms of the Plan, TWCI must contribute only cash for the Employing Companies Contributions to the Plan, and purchases of Time Warner common stock must be made on the open market.

5. Contingencies

During the Fall of 2002 and Winter of 2003, several putative class action lawsuits were filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Plan, the Time Warner Thrift Plan and/or the Time Warner Savings Plan (the "Plans"). Collectively, these lawsuits named as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative

5. Contingencies (continued)

Committees of the Plans. One of these cases also named TWE as a defendant. The lawsuits alleged that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. On March 9, 2005, the court dismissed the claims against TWE. In 2006, the parties entered into a settlement agreement to resolve the ERISA matters for $100 million, and the court granted final approval of the settlement on September 27, 2006. On October 26, 2007, the court issued an order approving certain attorneys' fees and expenses requested by plaintiffs' counsel, as well as approving certain incentive awards to the lead plaintiffs. Two of the lead plaintiffs filed an appeal on November 26, 2007 challenging the amount of their incentive awards, but the matter was remanded to the district court upon stipulation of the parties in January 2008, and resolved by order of the district court dated April 9, 2008, and the time to appeal that order has expired.

6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated December 13, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Subsequent Event

On May 20, 2008, TWCI and its subsidiaries, TWE and TW NY Cable Holding Inc., entered into a Separation Agreement (the "Separation Agreement") with Time Warner and its subsidiaries, Warner Communications Inc., Historic TW Inc. and American Television and Communications Corporation, the terms of which will govern TWCI's separation from Time Warner. Pursuant to the Separation Agreement, the parties have agreed that the Master Trust will be separated with respect to the assets of the Plan and the Time Warner Savings Plan. The parties have agreed to cooperate in good faith to complete such separation on commercially reasonable terms and conditions, no later than the date of the separation pursuant to the Separation Agreement, taking

7. Subsequent Event (continued)

into consideration the best interests of the participants in each plan as determined by the appropriate plan sponsor or fiduciary, including the appointment of separate trustees and establishment of separate trust agreements. Upon separation of the Master Trust, the assets allocated to the Plan and the Time Warner Savings Plan will be transferred to separate trusts or funding arrangements established for such plans in accordance with the directions of the applicable plan sponsor or fiduciary.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2007 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500.

	December 31, 2007	December 31, 2006
Net assets available for benefits per the financial statements	$ 1,192,309,270	$ 1,100,269,381
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	882,069	(1,119,791)
Net assets per the Form 5500	$ 1,193,191,339	$ 1,099,149,590

	Year Ended December 31, 2007
Net investment gain from the Time Warner Defined Contribution Plans Master Trust per the financial statements	$ 12,866,681
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	1,119,791
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	882,069
Net investment gain from the Time Warner Defined Contribution Plans Master Trust per the Form 5500	$ 14,868,541

Supplemental Schedule

EIN: #84-1496755
Plan: #019

TWC Savings Plan
Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Description of Investment	Current Value
Loans to participants (interest rates from 4.25% to 10.50%, maturing through 2028)*	$ 47,093,993

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

Date: June 25, 2008

By: ______________________
Name: Daniel J. Happer
Member of the Administrative Committee

100944-1

EXHIBIT INDEX

100944-1

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement Nos. 333-53574, 333-102787, 333-116118, and 333-132070 on Form S-8 of Time Warner Inc. pertaining to the TWC Savings Plan (the "Plan") of our report dated June 20, 2008, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

Charlotte, North Carolina
June 20, 2008

END